SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 10 to the

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

THORNBURG MORTGAGE, INC.

(Name of Subject Company)

THORNBURG MORTGAGE, INC.

(Name of Filing Persons (Offeror)

Series C Preferred Stock, Par Value $0.01 Per Share

Series D Preferred Stock, Par Value $0.01 Per Share

Series E Preferred Stock, Par Value $0.01 Per Share

Series F Preferred Stock, Par Value $0.01 Per Share

885218305 885218404 885218503 885218701
(Title of Class of Securities)	(CUSIP Number of Class of Securities)

Larry A. Goldstone

Chief Executive Officer & President

Thornburg Mortgage, Inc.

150 Washington Avenue, Suite 302

Santa Fe, New Mexico 87501

(505) 989-1900

(Name Address and Telephone Number of Persons Authorized to Receive Notices

and Communications on Behalf of filing persons”

Copy to:

Karen A. Dempsey

David R. Wilson

Heller Ehrman LLP

333 Bush Street

San Francisco, California 94104

(415) 772-6000

Transaction Valuation	Amount of Filing Fee
$196,873,049 (1)	$7,737(1)(2)

(1)	Estimated solely for the purpose of calculating the filing fee based on the sum of (i) the product of (A) an average price of $4.45 per share of Thornburg Mortgage, Inc.’s 8.00% Series C Cumulative Redeemable Preferred Stock (“Series C Preferred Stock”) and (B) 6,525,000 shares of Series C Preferred Stock, (ii) the product of (A) an average price of $4.505 per share of Thornburg Mortgage, Inc.’s Series D Adjusting Rate Cumulative Redeemable Preferred Stock (“Series D Preferred Stock”) and (B) 4,000,000 shares of Series D Preferred Stock, (iii) the product of (A) an average price of $4.46 per share of Thornburg Mortgage, Inc.’s 7.50% Series E Cumulative Convertible Redeemable Preferred Stock (“Series E Preferred Stock”) and (B) 3,162,500 shares of Series E Preferred Stock and (iv) the product of (A) an average price of $4.475 per share of Thornburg Mortgage, Inc.’s 10% Series F Cumulative Convertible Redeemable Preferred Stock (“Series F Preferred Stock”) and (B) 30,326,715 shares of Series F Preferred Stock. The average share price for each series of the preferred stock is calculated based on the average of high and low prices per share of such series of preferred stock, as reported on the New York Stock Exchange on July 18, 2008. The number of shares of each series of preferred stock represents the maximum number of shares of such series of preferred stock that are subject to the Exchange Offer and Consent Solicitation.

(2)	The amount of the filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and equals $39.30 per $1,000,000 of the value of the transaction.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing registration statement number, or the Form or Schedule and the date of filing

Amount Previously

Paid: $7,737                                                    Filing Party: Thornburg Mortgage, Inc.

Form of Registration No.: Schedule TO             Date File: July 23, 2008

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issue tender offer subject to Rule 13e-4.

☒	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Amendment No. 10 to the Issuer Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on July 23, 2008 (“Schedule TO”), relating to an offer by Thornburg Mortgage, Inc., a Maryland corporation (the “Company”), to exchange outstanding shares of its 8.00% Series C Cumulative Redeemable Preferred Stock, $0.01 par value per share (the “Series C Preferred Stock”), Series D Adjusting Rate Cumulative Redeemable Preferred Stock, $0.01 par value per share (the “Series D Preferred Stock”), 7.50% Series E Cumulative Convertible Redeemable Preferred Stock, $0.01 par value per share (the “Series E Preferred Stock”), and 10% Series F Cumulative Convertible Redeemable Preferred Stock, $0.01 par value per share (the “Series F Preferred Stock” and, together with the Series C Preferred Stock, Series D Preferred Stock and Series E Preferred Stock, the “Preferred Stock”), for $5.00 in cash and 3.5 shares of the Company’s common stock, par value $0.01 per share (the “Common Stock”), per share of Preferred Stock tendered, amends such Issuer Tender Offer Statement on Schedule TO to add an additional exhibit in accordance with Rule 13e-4(c)(1) promulgated under the Securities Exchange Act of 1934, as amended. The offer to exchange and related solicitation of consents was made upon the terms and subject to the conditions set forth in the Offering Circular, dated July 23, 2008 (as amended and supplemented from time to time, the “Offering Circular”), and the related letters of transmittal and consent (as amended and supplemented from time to time, the “Letters of Transmittal and Consent”), such Offering Circular and Letters of Transmittal and Consent together constitute the “Exchange Offer and Consent Solicitation.”

On September 15, 2008, the Company issued a press release amending the terms of the Exchange Offer and Consent Solicitation to extend the expiration date of the Exchange Offer to September 23, 2008, at 12:01 a.m. EDT (unless further extended or terminated, the “Expiration Date”), and to remove the guaranteed delivery procedures related to the Exchange Offer and Consent Solicitation. The press release is attached hereto as Exhibit (a)(5)(xvi). A supplement to the Offering Circular describing the amended terms of the Exchange Offer and Consent Solicitation is attached hereto as Exhibit (a)(1)(B)(i) (the “Supplement”).

The information in the Exchange Offer and Consent Solicitation, including all annexes thereto and documents incorporated therein by reference, is hereby incorporated into this Amendment No. 10 to the Schedule TO by reference in response to all of the applicable items in the Schedule TO, except that such information and each applicable item of the Schedule TO is hereby amended and supplemented by the information provided herein. This Amendment No. 10 is intended to satisfy the reporting requirements of Rule 13e-4(c)(3) of the Securities Exchange Act of 1934, as amended. Copies of the Offering Circular and the related Letters of Transmittal and Consent were previously filed with the Schedule TO as Exhibits (a)(1)(B) and (a)(1)(C)(i)-(iv), respectively.

Capitalized terms used herein that are not otherwise defined have the meanings ascribed to such terms in the Offering Circular.

Item 4.   Terms of the Transaction.

(a)	Material Terms.

The Exchange Offer and Consent Solicitation will not provide for guaranteed delivery or the procedures described under “The Exchange Offer and Consent Solicitation—Procedure for Tendering and Consenting—Guaranteed Delivery Procedures” in the Offering Circular and holders that do not or are not able to comply with the delivery requirements by the Expiration Date will be unable to tender their shares of Preferred Stock pursuant to the terms of the Exchange Offer and Consent Solicitation. All references to guaranteed delivery in the Offering Circular and the Letters of Transmittal and Consent shall be superseded and amended by the Supplement.

All references to guaranteed delivery shall be amended and superseded by the Supplement. Holders who wish to tender their shares of Preferred Stock must (i) make their certificates available to the Exchange Agent on or before the Expiration Date or comply with the procedures for book-entry transfer on a timely basis, as applicable; and (ii) deliver any other required documents to the Exchange Agent on or before the Expiration Date. More information on the reasons for this amendment may be found in the Supplement.

The following references to guaranteed delivery, as well as any other references not explicitly referenced herein, shall be considered superseded and amended by this filing:

•	Exhibit (a)(1)(G) Form of Notice of Guaranteed Delivery to Schedule TO.

•	References on page 3 of Exhibit (a)(1)(D) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees to Schedule TO.

•	References on page 3 of Exhibit (a)(1)(E) Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees to Schedule TO.

•	Paragraph two of the Section entitled “How do I tender my shares of Preferred Stock?” in “Questions and Answers about the Exchange Offer and Consent Solicitation” on page 11 of the Offering Circular.

•

Section entitled “If I recently purchased shares of Preferred Stock, can I still tender my shares of Preferred Stock in the Exchange Offer and Consent Solicitation?” in “Questions and Answers about the Exchange Offer and Consent Solicitation” on page 11 of the Offering Circular.

•	References in “Terms of the Exchange Offer and Consent Solicitation” in “The Exchange Offer and Consent Solicitation” on pages 73 to 78 of the Offering Circular.

•	References in “Exchange of Preferred Stock; Settlement” in “The Exchange Offer and Consent Solicitation” on pages 79 to 80 of the Offering Circular.

•	References in “Procedures for Tendering and Consenting” in “The Exchange Offer and Consent Solicitation” on pages 80 to 82 of the Offering Circular.

•	References in “Withdrawal of Tenders and Revocation of Consents” in “The Exchange Offer and Consent Solicitation” on pages 86 to 87 of the Offering Circular.

•	References on pages 3, 8, 9, 11, and 15 of each of the Letters of Transmittal and Consent.

•

The paragraph two of the Section entitled “How do I tender my shares of Preferred Stock?” in Exhibit (a)(5)(iii) Questions and Answers About the Tender Offer and Consent Solicitation of Amendment No. 1 to Schedule TO.

•

The Section entitled “If I recently purchased shares of Preferred Stock, can I still tender my shares of Preferred Stock in the Exchange Offer and Consent Solicitation ?” in Exhibit (a)(5)(iii) Questions and Answers About the Tender Offer and Consent Solicitation of Amendment No. 1 to Schedule TO.

EXHIBIT INDEX

EXHIBIT NUMBER	NAME OF EXHIBIT

(a)(1)(B)(i)	Supplement to Offering Circular of Thornburg Mortgage, Inc., dated September 16, 2008.

(a)(5)(xvi)	Press Release of Thornburg Mortgage, Inc. dated September 15, 2008.

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